UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month                                                                             May  2004

Commission File Number                                                          0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [x]    Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [   ]                No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Interim Financial Statements and Management Discussion and Analysis

DESCRIPTION:

Queenstake Resources Ltd. first quarter consolidated financial statements for the three months ended March 31, 2004 and the management discussion and analysis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  May 14, 2004

By                 “Doris Meyer”

                           (Signature)

                                 Doris Meyer, Corporate Secretary

                                      Queenstake Resources Ltd.

QUEENSTAKE RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at April 30, 2004 unless otherwise indicated, and it should be read in conjunction with the unaudited consolidated financial statements of Queenstake Resources Ltd. ("Queenstake" or the "Company") as at March 31, 2004 and the notes thereto.  Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  Accordingly, all dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company’s principal asset and only current source of revenue is its100% owned Jerritt Canyon gold mine, 50 miles north of Elko, Nevada. The Jerritt Canyon Mine comprises four underground mines, which, together with extensive stockpiles, feed ore to a 1.5 million ton per year capacity ore processing plant.  Jerritt Canyon includes a highly prospective, approximately 100 square mile land position, together with a geological data base compiled over the past 25 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production. Consequently comparisons of production and operating results to periods prior to June 30, 2003 are not meaningful.

RESULTS OF OPERATIONS

Gold production

The Company began commercial scale gold production on June 30, 2003.  Key quarterly production statistics from the Jerritt Canyon Mine, its only producing gold mine, are illustrated in Table 1 below.

Table 1 – Jerritt Canyon Production Statistics

1  The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced.  This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance.  Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 5 below.

Gold production during the three-month period ended March 31, 2004 was expected to approximate 52,000 ounces. The 48,632 ounces of gold production for the three-month period ended March 31, 2004 was approximately 6.5% below expectation.  The shortfall was a result of unusually wet and heavy snowfall throughout

QUEENSTAKE RESOURCES LTD.

the region, which interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.  Process recoveries were also affected by characteristics of some of the ores milled, a transient situation, and by variations in mill feed rates.

Weather also affected gold production during the three-month period ended December 31, 2003, during which the unusually early and severe onset of winter conditions resulted in extraordinarily heavy snowfall; frequent high winds caused severe drifting at the mine portals and on the haul roads.

Heavy snowfall affects grade control by preventing the separate stockpiling of material at the mine portals for grade determination purposes; it also blocks haul roads and adds unwanted moisture to the ore, which must be dried in an ore dryer before further processing.

The Company plans for lower production levels during the heavy-snowfall months, typically January through March, during which time the operations place more emphasis on underground mine development to ensure the availability of ore for processing during the drier months. Development of higher grade and less refractory ores during the first quarter of 2004 is expected to lead to expanded mine and mill production over the remaining nine months of the year, during which time gold production of 220,000 to 240,000 ounces is expected.

Although total operating costs were substantially as expected during the three months ended March 31, 2004, higher than expected cash operating costs per ounce reflect the lower than expected gold production.  Cash operating costs are expected to average $240 to $260 per ounce for the remaining nine months of the year.

Statements of loss

The Company reported a net loss of $6.6 million ($0.02 per share) for the three months ended March 31, 2004. The principal components of this loss are: loss from operations of $4.6 million, gain on disposal of assets of $0.6 million and interest expense of $2.6 million.

Loss from operations is illustrated in the Table 2 below.

Table 2

During the three months ended March 31, 2004, revenues were generated from the sale of 45,230 ounces of gold (Table 1).  Operating costs and depreciation, depletion and amortization costs are substantially all associated with the Jerritt Canyon Mine.  A reconciliation of operating costs to cash operating costs per ounce is provided in Table 5 below. Exploration expense for the three months ended March 31, 2004 was incurred for target generation and follow-up within the Jerritt Canyon District.  General and administrative costs are associated with the Company’s

QUEENSTAKE RESOURCES LTD.

executive offices; costs incurred during the three months ended March 31, 2004 are similar to costs incurred for the same period in 2003.

The principal remaining components of the Company’s net loss, other income, net of other expense and interest expense, are illustrated in Table 3 below.

Table 3

Other income, net of other expense includes a one-time gain of $0.6 million resulting from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico. This group of assets had been classified as assets to be disposed of by sale, with a carrying value of $8.1 million, at December 31, 2003.  On February 2, 2004, the sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG, subject to a four-month hold period, and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.  Fair value of the consideration received in the sale of the assets to be disposed of by sale has been estimated at $8.7 million.

Interest expense for the three months ended March 31, 2004, results from the term loan used to complete the acquisition of the Jerritt Canyon mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.  The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%.  Interest expense includes a $2.3 million non-cash component, comprised principally of amortization of costs incurred in arranging the term loan.

The trend in quarterly revenues and net loss is illustrated in Table 4 below.

Table 4 - Summary of Quarterly Results

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 1.  The Company sells its gold production at the spot price and has no forward sales commitments.

At March 31, 2004, the Company had 209,226 gold put options, each with a strike price of $330 per ounce and subject to a maximum settlement value of $40 per ounce.  The puts were purchased as a condition of the term loan related to the Jerritt Canyon acquisition.  They expire monthly through June, 2005 with a total of 153,414 puts expiring through the remaining nine months of 2004 and 55,812 puts expiring in the first six months of 2005. The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised, and totaled $0.6 million during the three months ended March 31, 2004.

QUEENSTAKE RESOURCES LTD.

The trend in the net loss through the three most recent fiscal quarters is a result of the downward trend in gold production and the associated increases in the cash operating costs per ounce of production (see Table 1 and related discussion).  The net loss during the three-month period ended September 30, 2003 includes a one-time $6.2 million write-down of the Company’s investment in the Magistral Joint Venture.

Jerritt Canyon life of mine plan

Prior to the end of 2003, in situ reserves were limited in location to the immediate vicinity of existing workings at each of the four Jerritt Canyon underground mines known as SSX, Murray, Smith and MCE. The new reserve estimate, completed in January, 2004 includes mineralization in the general vicinity of the SSX and Smith mines that constitute separately mineable zones of mineralization.  In each case, the newly estimated reserve lies within a greater zone of measured and indicated resources. The newly estimated reserve near SSX is known as the Steer reserve, and it is expected to support a new mine, to be accessed from the Steer open pit. In the Smith mine area, two new zones of mineralization, known as Mahala and East Dash were brought to the reserve category. These are both accessible from the existing underground workings at Smith by means of new development drifts.  The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 26, 2004.

At Steer, the reserve lies some 800 feet from and slightly below the portal site and development to the reserve, complete with a ventilation and emergency egress raise, is expected to be complete in early 2005, after which definition drilling will be completed to finalize mine plans. Stoping, or mining the ore, is expected to begin by mid-2005.  The Steer portal was commenced in April 2004.

At Smith, development toward Mahala, a distance of about 1500 feet, is in progress.  An average advance rate of about 200 feet per month is expected, allowing definition and resource conversion drilling to start in late 2004.  At the end of April 2004, the development had advanced over 500 feet.  Development toward East Dash is currently expected to start in 2005.

Capital costs for Steer and Mahala development are currently estimated to total $7.7 million over the next two years.  East Dash development is estimated to cost $6.0 million over a period from 2005 to 2007.  The Company currently expects to finance this development with cash flow generated from operations.

The MCE mine is expected to be depleted by late 2004 and will be decommissioned, with much of the equipment being redeployed at Steer. At Murray, the main ore body will be depleted by late 2005, but additional resources are being developed in dikes that cross and control the mineralization, while two new zones, West Murray and Zone 7 are being drilled from both surface and underground with a view to converting measured and indicated resources to reserves in these zones.

Over the past few years, the operating practice at Jerritt Canyon has been to blend ore mined from underground, at a typical average grade of 0.280 opt, with ore stockpiled from earlier open pit operations at a typical average grade of 0.080 opt.  The resulting mill feed has averaged 1.5 million tons per year at a typical average grade of 0.220 opt. The development of new reserves will allow underground mined production to be increased to approximately 1.5 million tons per year, thus displacing the lower grade stockpile material with higher grade underground ore.  The resulting average mill feed grade is therefore expected to increase to approximately 0.280 opt.  This is expected to result in an increase in gold production by some 15% to 20% by mid-2005, with no addition to the mill plant or increase in mill operating costs.

QUEENSTAKE RESOURCES LTD.

Risks and uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events. If the price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risk through the use of gold put options to provide a minimum price realizable for a substantial portion of its near-term gold production, independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

Reconciliation of non-GAAP measures

Table 5 below provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to operating costs as reported in the consolidated statements of loss.

QUEENSTAKE RESOURCES LTD.

Table 5

SELECTED ANNUAL INFORMATION

As a result of the acquisition of the Jerritt Canyon Mine on June 30, 2003, the Company began to report revenues from gold production in 2003, and significantly increased its assets and long-term financial liabilities.

Table 6 – Selected Annual Information

The principal components of the 2003 increase in assets are Jerritt Canyon property, plant and equipment with a December 31, 2003 carrying value of $49.8 million, Jerritt Canyon inventories and prepaid expenses of $9.9 million, and $25.8 restricted cash held in an interest-bearing commutation account, which is reserved exclusively to pay Jerritt Canyon Mine’s currently existing reclamation and mine closure liabilities.

The principal component of the 2003 increase in long-term liabilities is the currently existing Jerritt Canyon reclamation and mine closure liabilities of $25.8 million.  The Company already holds the cash, by means of the commutation account described above, to pay for these liabilities.

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31, 2004, relatively low gold production and the resulting relatively low gold ounces sold (Table 1), resulted in $0.9 million cash being used in operations.  The Company believes that use of cash at the operations is anomalous. During the latter six months of 2003, for example, operations generated total cash flows of $13.5 million. The Company’s cash flow from operations is influenced principally by gold

QUEENSTAKE RESOURCES LTD.

production and gold prices.  Future gold production is expected to be higher than production levels achieved during the three months ended March 31, 2004, resulting in improved cash flows from operations.

The Company invested $3.2 million in the Jerritt Canyon Mine during the three months ended March 31, 2004; principally in underground mine development and reserve expansion programs.  The Company anticipates investing an additional approximately $15 million through the remaining nine months of 2004 on similar programs and for new mining equipment, and it plans to spend approximately $4 million on district exploration, the latter to be expensed for accounting purposes.

The March 31, 2004 balance of the Jerritt Canyon acquisition term loan is $3.6 million, down from $10 million at December 31, 2003.  The entire $4.0 million cash consideration received from the completion of the sale of Pangea Resources Inc. (see discussion under Statements of Loss above) was used to reduce the term loan, as required by the loan terms. In addition, the Company repaid $2.5 million on March 31, 2004, as scheduled.

The Company’s material contractual obligations are illustrated in Table 7 below.

Table 7 – Material Contractual Obligations

At March 31, 2004, the Company’s balance sheet illustrates working capital of $4.8 million, including $4.1 million in cash.  The Company currently has 18.5 million in-the-money share purchase warrants outstanding, which, if exercised would provide the Company with an additional $3.4 million in cash. The Company believes that the existing working capital, together with cash flow to be generated by operations and from the exercise of warrants, if any, will be adequate to meet the Company’s contractual obligations and to finance the Company’s mine development and exploration programs.

Cash which may be realized from the sale of NPG shares and the NPG note (see discussion under Statements of loss above) will be applied first to the repayment of long term debt, as required by the loan terms.

On March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the approximately $6 million term loan balance at March 26, 2004 (i.e. the term loan balance prior to the March 31, 2004 scheduled $2.5 million repayment); to repay the approximately $1 million Oxygen plant note owed to AngloGold, a liability assumed as part of the consideration for the Jerritt Canyon mine acquisition; and approximately $3 million of the facility will be used to guarantee the payment of the deferred gold put option premiums currently guaranteed by the term loan lender, Amaranth. The loan remains subject to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company’s wholly owned subsidiary that owns the Jerritt

QUEENSTAKE RESOURCES LTD.

Canyon mine, together with a restricted cash deposit of $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of NPG and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea and all its assets including the Magistral mine. The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%.  The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.’s cash available after debt service.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to depletion and amortization of property, plant and equipment and mine reclamation and closure costs.  The Company introduced these critical estimates in its September 30, 2003 interim financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars.  The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs and liabilities are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S.   The comparative financial statements from prior periods have been restated to reflect this change.  For the restatement, the Company followed the method suggested by the Emerging Issues Committee (“EIC”) in release number EIC-130 dated 24 July 2002.  The consensus of the EIC was that financial statements for all prior years should be translated using the current rate method.  This method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The Company capitalized the Jerritt Canyon acquisition costs; related non-cash consideration was valued at fair-value.  The Company’s policy is to capitalize mine development and exploration costs incurred within, or contiguous to, known gold ore reserves, consistent with sound mining and mine development practice.  A significant portion of the Jerritt Canyon property, plant and equipment is amortized on a units-of-production basis.  Under this method, amortization cost, and therefore net book values of property, plant and equipment, are directly affected by the Company’s estimate of proven and probable gold reserves at Jerritt Canyon. The Company engaged Pincock, Allen & Holt, an independent consulting firm, to review the Company’s reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on SEDAR on February 26, 2004.  If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company would be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of amortization expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the costs to comply with existing reclamation standards.  The estimate of the fair value of these costs has been based on the amount of cash exchanged in an arm’s-length transaction in which these obligations

QUEENSTAKE RESOURCES LTD.

 have been effectively funded.  The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by American Insurance Group Environmental (“AIG”) at $25.8 million as at June 30, 2003. This amount has been fully funded by the Company by means of a commutation account with AIG. The cash plus interest earned in the commutation account will be used only to pay for Jerritt Canyon’s currently existing reclamation and mine closure liabilities.

The transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”), requires companies to commence recognizing and measuring compensation cost for stock-based employee compensation plans for fiscal years beginning January 1, 2004, based on the fair value of options granted.  CICA 3870 is aligned with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” As a result of the adoption of CICA 3870, the Company has recorded prior period adjustments of $0.3 million and $0.1 million for 2003 and 2002 respectively.  In addition, the Company has reported a $42,000 charge to earnings for the three-month period ended March 31, 2004, reflecting the cost related to the vesting during the period of options issued in 2003.  The effect of CICA 3870 on the Company’s future earnings will be directly related to future stock option grants and the extent to which alternative forms of compensation are introduced, neither of which can be reasonably estimated at this time.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets and liabilities approximate their carrying values, due to their short-term maturities.

All revenues and substantially all of the Company’s expenses are incurred in U.S. dollars.  Currently, the Company’s principal source of equity capital is Canada. Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars. The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy of rapid conversion of Canadian funds into U.S. funds, and currently does not use foreign currency exchange contracts to fix exchange rates.

The Company does not use gold forward sales contracts to fix future gold prices realized.  In July 2003, as required by the Company’s term loan lender, the Company purchased 394,591 gold put options, each with a strike price of $330 per ounce and a maximum settlement amount of $40 per ounce, to establish a minimum price which the Company would receive for a significant portion of its gold production during the amortization period of the term loan, from July 1, 2003 until June 30, 2005.  At March 31, 2004, 209,226 put options remained outstanding. The cost of the put options has been deferred and is reflected as a reduction to revenue in conjunction with the number of options expiring each month.  The book value of the put options as recorded at March 31, 2004 is $2.8 million; the market value of the outstanding options is approximately $0.4 million. Put options are not considered financial instruments and thus are not marked to market consistent with Canadian GAAP.

Marketable securities, consisting of 2,000,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value. Cost has been determined as the value of the stock on the date on which it was issued to the Company.  At March 31, 2004 the Company had an unrealized, unrecognized gain of approximately $0.7 million. Under Canadian GAAP, unrealized gains are not recognized whereas unrealized losses of a permanent nature are recognized.

OUTSTANDING SHARE DATA

QUEENSTAKE RESOURCES LTD.

The Company is authorized to issue an unlimited number of common shares.

Table 8

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com.

Forward-looking statement - This document contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Queenstake's future plans or expectations are forward-looking statements that involve various risks and uncertainties, including those set out in the Company’s Annual Information Form. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)		March 31, 2004		December 31, 2003
ASSETS		Unaudited		Restated - note 2a
Current assets				
Cash and cash equivalents	$	**4,105**	$	9,536
Trade and other receivables		**59**		209
Inventories (note 3)		**6,967**		4,858
Marketable securities (note 5)		**1,483**		-
Note receivable (note 5)		**3,000**		-
Prepaid expenses		**3,662**		4,097
Deferred financing costs (note 4)		**1,280**		3,345
Assets to be disposed of by sale (note 5)		-		8,074
Total current assets		**20,556**		30,119
Restricted cash		**26,335**		26,338
Property, plant and equipment, net (note 6)		**39,840**		40,541
Other		**473**		946
Total assets	$	**87,204**	$	97,944
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**8,628**	$	6,878
Term loan (note 7)		**3,555**		9,952
Other current liabilities		**3,540**		4,057
Total current liabilities		**15,723**		20,887
Other long-term obligations		**6,163**		6,498
Reclamation and mine closure		**25,768**		25,771
Total liabilities		**47,654**		53,156
Shareholders' equity				
Common shares, no par value, unlimited number authorized				
Issued and outstanding 367,732,675 (2003 - 75,798,243) (note 8a)		**86,327**		84,817
Contributed surplus		**152**		152
Convertible securities		**299**		483
Stock option compensation (notes 8b & 8c)		**441**		399
Deficit		**(47,669)**		(41,063)
Total shareholders' equity		**39,550**		44,788
Total liabilities and shareholders' equity	$	**87,204**	$	97,944

The accompanying notes form an integral part of these consolidated financial statements

Approved on behalf of the Board:

/s/ James Mancuso
Director

/s/ Christopher Davie
Director

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS

Unaudited

(In Thousands of U.S. Dollars, except per share amounts)		March 31, 2004		March 31, 2003
Gold sales	$	**17,958**	$	-
Costs and expenses				
Operating		**17,847**		-
Depreciation, depletion and amortization		**3,629**		1
Exploration		**487**		-
General and administrative		**595**		580
		22,558		581
Loss from operations		**(4,600)**		(581)
Other income, net of other expense (note 5)		**(697)**		(222)
Stock-based compensation (note 8b)		**42**		-
Interest expense (note 9)		**2,595**		-
Foreign exchange (gain) loss		**66**		(56)
Non-controlling interest		-		(4)
		2,006		(282)
Net loss	$	**(6,606)**	$	(299)
Net loss per share - basic and diluted		**($0.02)**		$0.00
Weighted average number of shares outstanding (000's) - basic		**364,621**		75,171

CONSOLIDATED STATEMENTS OF DEFICIT

Unaudited

(In Thousands of U.S. Dollars)		March 31, 2004		March 31, 2003
		Restated - note 2a		Restated - note 2a
Deficit, beginning of period - as previously reported	$	**(40,623)**	$	(32,828)
Restatement for stock-based compensation (note 2 a)		**(440)**		(93)
Deficit, beginning of period - as restated		**(41,063)**		(32,921)
Net loss		**(6,606)**		(299)
Deficit, end of period	$	**(47,669)**	$	(33,220)

The accompanying notes form an integral part of these consolidated financial statements

QUEENSTAKE RESOURCES LTD.

QUEENSTAKE RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tables expressed in thousands of U.S. dollars, except per share amounts)

1.     General

These unaudited interim financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements. The accounting policies used in the preparation of these unaudited interim financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2003, except for the treatment of stock-based compensation (Notes 2 and 8). In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth herein have been made. These adjustments are of a normal and recurring nature.

Operating results for the period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. These unaudited interim financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2003.

2.     Significant accounting policy changes and basis of presentation

a)     Stock-based compensation plans

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). This requires the Company to: (1) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (2) record as prior period adjustments, the fair value of stock-based compensation for the years 2002 and 2003. See also Notes 8b) and 8c).

b)     Basis of consolidation

These unaudited interim financial statements include the accounts of the Company and its subsidiaries (collectively, unless the context requires otherwise, referred to as the "Company”). All material intercompany transactions and balances have been eliminated. The Company’s active subsidiaries and percentage of ownership at March 31, 2004 are as follows:

  Queenstake Resources U.S.A. Inc. (Delaware) – 100%
  Castle Exploration Inc. (Colorado) – 100%

On February 2, 2004, the Company sold its 100% owned subsidiary, Pangea Resources Inc. in an arm’s length transaction (Note 5).

Effective December 31, 2003, the Company’s reporting currency was changed from Canadian dollars to U.S. dollars. The Company’s revenues are earned in U.S. dollars; substantially all of the Company’s costs are incurred in U.S. dollars; and the Company’s executive offices are located in the U.S. The comparative financial statements from prior periods have been restated to reflect this change.

QUEENSTAKE RESOURCES LTD.

3 .     Inventories

All inventories are associated with the Jerritt Canyon Mine.

4.     Deferred financing costs

Direct costs incurred in arranging the Jerritt Canyon term loan have been deferred and are amortized in conjunction with the repayment of the term loan. Additions are costs incurred with respect to the conditional commitment for a term loan facility of $10 million with Standard Bank London Limited (Note 7).

5.     Assets to be disposed of by sale

At December 31, 2003, the group of assets comprising the Company’s wholly owned subsidiary, Pangea Resources Inc. (“Pangea”), which owned 100% of the Magistral gold mine in Sinaloa, Mexico, was classified as “assets to be disposed of by sale”, a current asset.

On February 2, 2004, the sale of the assets to be disposed of by sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.

Fair value of the consideration received in the sale of the assets to be disposed of by sale , itemized in the table below, has been estimated at $8.7 million. The Company recognized a gain, included in other income, net of other expense, of $661,000 as a result of this transaction.

QUEENSTAKE RESOURCES LTD.

The $4.0 million cash consideration received from NPG at the completion of the sale of the assets to be disposed of by sale was used to reduce the term loan (Note 7), as required by the loan terms. Cash which may be realized from the sale of the 2,000,000 common shares of NPG and the $3.0 million note issued by NPG will be used to further reduce the term loan, or if the loan is repaid, to support exploration and underground development activities at the Company’s principal operation, the Jerritt Canyon Mine. Accordingly, the Company believes that this disposition will have no material adverse effect on the Company’s future operating results.

7.     Term loan

On July 8, 2003 the Company drew down a term loan of $20.0 million from Amaranth LLC (“Amaranth”), the proceeds of which were used to partially fund the acquisition of the Jerritt Canyon Mine. The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%. The repayment term is two years, expiring June 30, 2005. Minimum required quarterly repayments are $2.5 million plus accrued interest, with additional monthly “cash sweep” repayments equal to 85% of the cash on hand exceeding $3.5 million. Prepayments can be made, without penalty, at any time. The term loan is secured by all of the assets of the Company, and is subject to standard industry covenants for a loan of this size and nature.

At December 31, 2003, the term loan balance was $9.95 million as a result of scheduled amortization, cash sweeps and voluntary prepayments. On February 3, 2004, $4.0 million, received in the sale of assets to be disposed of by sale (Note 5), was applied to the term loan and accrued interest thereon, as required by the loan

QUEENSTAKE RESOURCES LTD.

terms. On March 31, 2004 the Company paid a scheduled $2.5 million payment plus accrued interest, reducing the term loan to approximately $3.6 million.

On March 26, 2004, the Company received a conditional commitment for a term loan facility of $10 million with Standard Bank London Limited. The loan will be used to refinance the approximately $6 million term loan balance at March 26, (i.e. the term loan balance prior to the March 31, 2004 scheduled $2.5 million payment); to repay the approximately $1 million Oxygen plant note payable to AngloGold Limited in respect of the Company’s acquisition of the Jerritt Canyon Mine; and approximately $3 million of the facility will be used to guarantee the payment of the Company’s deferred gold put option premiums currently guaranteed by the term loan lender, Amaranth. The loan remains subje ct to a number of conditions including completion of definitive documentation and will be subject to standard industry covenants for a loan of this size. It will be secured by the assets of Queenstake Resources U.S.A. Inc., the Company’s wholly owned subsidiary that owns the Jerritt Canyon Mine, together with a restricted cash deposit of approximately $1.4 million. The Company will guarantee the facility and provide as additional security an assignment of the 2,000,000 common shares of NPG and the $3.0 million note from NPG received as consideration for the sale to NPG of Pangea (Note 5). The interest rate will be LIBOR plus 4.5%, a currently effective rate of approximately 6.0%. The amortization period expires June 30, 2005, with minimum quarterly principal payments of approximately $1.4 million and additional quarterly payments equal to 50% of Queenstake Resources U.S.A. Inc.’s cash available after debt service.

8.     Share Capital

a)     Common shares

During the three months ended March 31, 2004, changes in share capital were as follows:

b)     Stock-based compensation

The Company has retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”) (Note 2a). This requires the Company to: (1) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (2) record as prior period adjustments, the fair value of stock-based compensation for the years 2002 and 2003, previously disclosed on a pro-forma basis.

In preparing these fair value estimates for 2004, 2003 and 2002, the Company used the Black-Scholes Option Pricing Model, and assumed a risk-free rate of 4.0%, expected volatility of 50%, expected option life of two years, and no dividend payments.

Stock based compensation recorded in the accounts for the three months ended March 31, 2004, is related to the vesting, in 2004, of stock options issued to employees in 2003.

QUEENSTAKE RESOURCES LTD.

c)     Restatement

Prior period adjustments for the fair value of stock-based compensation for the years 2003 and 2002, consistent with CICA 3870 (Note 2a), are based on the pro-forma disclosures of stock based compensation for 2003 and 2002 of $347,000 and $93,000 respectively.

d)     Warrants outstanding

For the three months ended March 31, 2004, share purchase warrants exercised and outstanding were:

9. Interest expense

QUEENSTAKE RESOURCES LTD.

10.     Supplemental cash flow disclosure

11.     Segmented information

The Company operates only in the gold sector within the United States. Currently, revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada.

QUEENSTAKE RESOURCES LTD.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Christopher Davie, Queenstake Resources Ltd., Chief Executive Officer, certify that:

1.        I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109

           Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending March 31, 2004;

2.        Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.        Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

/s/ Christopher Davie

Chief Executive Officer

QUEENSTAKE RESOURCES LTD.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, John F. Engele, Queenstake Resources Ltd., Chief Financial Officer, certify that:

1.        I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109Certification of Disclosure in

           Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending March 31,

           2004;

2.        Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.        Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

/s/ John F. Engele

Chief Financial Officer